Exhibit 21.1

DECISIONPOINT SYSTEMS, INC. — LISTING OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation

DecisionPoint Systems International, Inc.	(Delaware)
DecisionPoint Systems Group, Inc..	(Delaware)
CMAC, Inc	(Georgia)
DecisionPoint Systems CA, Inc.	(California)
DecisionPoint Systems CT, Inc.	(Connecticut)
Apex Systems Integrators, Inc.	(Ontario, Canada)